Exhibit (a)(1)

State of delaware

certificate of trust

of

INDEXIQ ACTIVE ETF trust

This Certificate of Trust is being executed as of January 29, 2008, for the purpose of organizing a business trust pursuant to the Delaware Business Trust Act, 12 Del. Code Ann., Sections 3801 et seq.

The undersigned hereby certifies as follows:

1.	Name. The name of the business trust is “IndexIQ Active ETF Trust” (the “Trust”).
2.	Registered Investment Company. The Trust is or will become a registered investment company under the Investment Company Act of 1940, as amended.
3.	Registered Office and Registered Agent. The registered office of the Trust in the State of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent of the Trust for service of process at such location is The Corporation Trust Company.
4.	Notice of Limitation of Liabilities of Series. Notice is hereby given that the Trust is or may hereafter be constituted a series trust with more than one exchange-traded funds. The debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to any particular series shall be enforceable against the assets of such series only, and not against the assets of the Trust generally.
5.	Effectiveness. This Certificate of Trust shall become effective immediately upon filing with the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the only trustee of the Trust, has duly executed this Certificate of Trust as of the day and year first above written.

By /s/ Adam S. Patti

Adam S. Patti

Initial Trustee